Exhibit 11.1

Computation of Earnings per Share

March 31, 2008

Basic:

Net loss	($184,642)

Average shares:
Common shares issued	101,190,146

Average shares outstanding	97,226,805

Net income per common share, basic	($0.00)

Diluted:

Net Loss	($184,642)

Average shares:
Common shares issued	113,556,646

Average shares outstanding	97,226,805

Net income per common share, diluted	($0.00)